Exhibit 99.1

Dr. Reddy’s Q4 & FY15 Financial Results

Q4 FY15 Revenues at 38.7 billion (YoY growth of 11%) Q4 FY15 EBITDA at 8.1 billion (21% of revenues)	FY15 Revenues at 148.2 billion (YoY growth of 12%) FY15 EBITDA at 36.2 billion (24% of revenues)

Hyderabad, India, May 12, 2015: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY | BSE: 500124 | NSE:DRREDDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2015 under International Financial Reporting Standards (IFRS).

FY15: Key Highlights

•	Three NDAs filed in our Proprietary Products business.

•	Consolidated revenues for FY 15 at 148.2 billion, year-on-year growth of 12%.

•	Gross Profit Margin for FY 15 at 57.6% versus 57.4% as in FY 14.

•	Research & Development (R&D) expenses for FY 15 at 17.4 billion, year-on-year increase of 41%.

•	Selling, general & administrative (SG&A) expenses for FY 15 at 42.6 billion, year-on-year increase of 10%.

•	EBITDA for FY 15 at 36.2 billion, 24% of revenues; year-on-year growth of 9%.

•	Profit after tax for FY15 at 22.2 billion, 15% of revenues; year-on-year growth of 3%

Q4 FY15: Key Highlights

•	Consolidated revenues for Q4 FY15 at 38.7 billion, year-on-year growth of 11%.

•	EBITDA for Q4 FY15 at 8.1 billion, 21% of revenues. During Q4 FY15 we have recorded a foreign exchange translation loss of Rs. 843 million on certain net monetary assets in Venezuela.

•	Profit after tax for Q4 FY15 at 5.2 billion, 13% of revenues.

Dr. Reddy’s Co-chairman and CEO, GV Prasad, commented, “We are pleased with the progress on our financial and non-financial parameters, which we delivered despite currency volatility in some of our Emerging Market geographies. Our commitment to R&D continues to show results, with the filings of NDAs in our Proprietary Products business during the quarter and continued filings of complex generics assets. Overall, our results demonstrate our commitment to execute on our strategy, across businesses, as we constantly strengthen our focus on patients and providing them access to affordable medicines.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 62.31

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	FY15			FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	2,378	148,189	100	2,121	132,170	100	12

Cost of revenues	1,008	62,786	42.4	905	56,369	42.6	11

Gross profit	1,371	85,403	57.6	1,217	75,801	57.4	13

Operating Expenses

Selling, general & administrative expenses	683	42,585	28.7	622	38,783	29.3	10

Research and development expenses	280	17,449	11.8	199	12,402	9.4	41

Other operating expense / (income)	(15)	(917)	(0.6)	(23)	(1,416)	(1)	(35)

Results from operating activities	422	26,286	17.7	418	26,032	19.7	1

Finance (expense)/income, net	27	1,682	1.1	6	400	0.3	321
Share of profit of equity accounted investees, net of income tax	3	195	0.1	3	174	0.1	12

Profit before income tax	452	28,163	19.0	427	26,606	20.1	6

Income tax expense	96	5,984	4.0	82	5,094	3.9	17

Profit for the year	356	22,179	15.0	345	21,512	16.3	3

Diluted EPS	2.08	129.8		2.02	126.0		3

EBITDA Computation

Particulars	FY15		FY14
	($)	(Rs.)	($)	(Rs.)
Profit before tax	452	28,163	427	26,606
Interest (income) / expense net	(12)	(725)	(0)	(24)
Depreciation	92	5,722	77	4,804
Amortization	38	2,381	37	2,292
Impairment / (reversal of impairment) adjustment	10	629	(8)	(497)

EBITDA	580	36,170	532	33,180

EBITDA (% to sales)		24.4		25.1

Note:

Selling, general & administrative expenses, as above, includes an impairment charge  510 million [in FY 15] and impairment reversal of 497 million [in FY 14]

Research & Development expenses, as above, includes an impairment charge of 119 million in [FY 15]

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = 62.31

Appendix 1: Key Balance Sheet Items

Particulars	As on 31st March 15		As on 31st Mar 14
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other Investments	636	39,654	538	33,534
Trade receivables	654	40,755	530	33,037
Inventories	410	25,529	385	23,992
Property, plant and equipment	772	48,090	713	44,424
Goodwill and Other Intangible assets	264	16,430	236	14,697
Loans and borrowings (current & non-current)	692	43,125	718	44,741
Trade payables	171	10,660	169	10,503
Equity	1,786	111,302	1,457	90,801

Appendix 2: Revenue Mix by Segment

Particulars	FY15			FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	1,935	120,556	81	1,688	105,164	80	15
North America		64,723	54		55,302	53	17
Europe		7,193	6		6,970	7	3
India		17,870	15		15,713	15	14
Russia & Other CIS		17,713	15		19,819	19	(11)
Rest of World		13,057	11		7,359	7	77
PSAI	409	25,456	17	385	23,974	18	6
North America		4,605	18		4,354	18	6
Europe		10,507	41		8,770	37	20
India		3,288	13		3,787	16	(13)
Rest of World		7,056	28		7,063	29	(0)
Proprietary Products & Others	35	2,177	1	49	3,033	2	(28)

Total	2,378	148,189	100	2,121	132,170	100	12

Segmental Analysis

Global Generics

Revenues from Global Generics segment for FY15 are at 120.6 billion, year-on-year growth of 15%, primarily driven by North America, Venezuela and India.

•	Revenues from North America for FY15 at 64.7 billion, year-on-year growth of 17%.

•	Current year growth is shaped by scale-up of the injectable franchise and market share gains in select molecules

•	12 new products were launched during the financial year

•	Current year includes three months revenues from Habitrol®

•	13 new product filings in the US during the year. Cumulatively, 68 ANDAs are pending for approval with the USFDA of which 43 are Para IVs out of which we believe 13 to have ‘First To File’ status.

•	Revenues from Emerging Markets for FY15 at 30.8 billion, year-on-year growth of 13%.

•	Revenues from Russia at 14.9 billion, year-on-year growth of 13% in local currency terms despite macro-economic uncertainty. After considering the impact of currency depreciation the rupee revenues declined by 9%.

•	Revenues from CIS markets at 2.8 billion, year-on-year decline of 20% primarily on account of currency depreciation.

•	Revenues from Rest of World (RoW) territories at 13.1 billion recorded year-on-year growth of 77%. Of this Venezuela delivered strong growth on the back of continuing volume uptake.

•	Revenues from India for FY15 at 17.9 billion, year-on-year growth of 14%.

•	Growth is driven by continued focus on new product launches and prescription growth.

•	Revenues from Europe for FY15 at 7.2 billion, year-on-year of 10% in local currency terms.

•	As per IMS Mar’15, Dr Reddy’s MQT Gr% at 21.4% versus market MQT Gr% of 15.4%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI for FY15 at 25.5 billion, year-on-year growth of 6%.

•	During the year, 77 DMFs were filed globally, including 12 in the US and 16 in Europe. The cumulative number of DMF filings as of March 31, 2015 is 735.

Income Statement Highlights:

•	Gross profit margin in FY15 stood at 57.6% and registered marginal improvement over previous year. Gross profit margin for Global Generics (GG) and PSAI business segments for FY15 are at 65.2% and 22.4% respectively.

•	Selling, General and Administration (SG&A) expenses at 42.6 billion, year-on-year increase of 10%. The increase is primarily on account of annual increments, additional manpower deployment in select areas, sales & marketing spend for events specific to the year, marginally offset by currency devaluation in EM markets.

•	Research & development expenses at 17.4 billion, year-on-year growth of 41%. 11.8% of revenues in FY15 as compared to 9.4% of revenues in FY14. The increase is in line with our planned scale-up in development activities.

•	Net Finance income at 1,682 million compared to 400 million in FY15. The increase is on account of:

•	Incremental forex benefit of 1,430 million

•	During Q4 FY15, pursuant to the modification of the currency exchange systems by the government of Venezuela in February 2015, the Company re-evaluated its economic position and determined that it is appropriate to use the SIMADI rate (which is bolivars 193 per USD) to translate the surplus monetary assets and liabilities, other than those which qualify for the CENCOEX rate of 6.3 bolivars per USD. Accordingly, during the quarter ended 31 March 2015, an amount of 843 million was recorded as foreign exchange loss.

•	Incremental profit on sales of investments of 539 million

•	Net increase in interest income of 158 million primarily due to reduction in Interest expense by 182 million offset set by decline in interest income by 24 million.

•	EBITDA for FY15 at 36.2 billion, year-on-year growth of 9%; 24% of revenues.

•	Profit after Tax in FY15 at 22.2 billion, year-on-year growth of 3%; 15% of revenues.

•	Diluted earnings per share in FY 15 at 130

•	Capital expenditure for FY15 is 9.3 billion.

The Board has recommended payment of a dividend of Rs 20 per equity share of face value Rs 5/- each (400% of face value) for the year ended March 31, 2015, subject to approval of members.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate as on 31st March, 2015 USD = 62.31

Appendix 3: Q4 FY15 Consolidated Income Statement

Particulars	Q4 FY15			Q4 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	621	38,704	100.0	559	34,809	100.0	11

Cost of revenues	281	17,483	45.2	239	14,887	42.8	17

Gross profit	341	21,221	54.8	320	19,922	57.2	7

Operating Expenses
Selling, general & administrative expenses	162	10,082	26.0	165	10,307	29.6	(2)
Research and development expenses	83	5,144	13.3	64	3,985	11.4	29

Other operating expense / (income)	(2)	(125)	(0.3)	(4)	(226)	(0.7)	(45)

Results from operating activities	98	6,120	15.8	94	5,857	16.8	4

Finance (expense)/income, net	(4)	(233)	(0.6)	3	163	0.5	(243)
Share of profit of equity accounted investees	1	44	0.1	1	48	0.1	10

Profit before income tax	95	5,931	15.3	97	6,068	17.4	(2)

Income tax expense	12	742	1.9	20	1,252	3.6	(41)

Profit for the period	83	5,189	13.4	77	4,816	13.8	8

Diluted EPS	0.49	30.35		0.45	28.22		8

Appendix 4: EBITDA Computation

Particulars	Q4 FY15		Q4 FY14
	($)	(Rs.)	($)	(Rs.)
Profit before income tax	95	5,931	97	6,068
Interest income	(3)	(194)	(1)	(82)
Depreciation	25	1,533	21	1,308
Amortization	11	699	10	648
Impairment	2	95	—	—

EBITDA	129	8,064	127	7,942

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate as on 31st March, 2015 USD = 62.31

Appendix 5: Revenue Mix by Segment

	Q4 FY15			Q4 FY14			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	497	30,993	80	438	27,318	78	13
North America		17,154	55		14,964	55	15
Europe		2,341	8		1,774	6	32
India		4,744	15		4,101	15	16
Russia & Other CIS		3,289	11		4,519	17	(27)
Rest of World		3,465	11		1,960	7	77
PSAI	119	7,415	19	107	6,641	19	12
North America		1,400	19		1,538	23	(9)
Europe		3,223	43		2,370	36	36
India		668	9		979	15	(32)
Rest of World		2,124	29		1,754	26	21
Proprietary Products & Others	5	296	1	14	851	2	(65)

Total	621	38,704	100	559	34,809	100	11

CONTACT
INVESTOR RELATIONS	MEDIA RELATIONS
KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses – Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and anti-infectives. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS, Venezuela and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation, including related integration issues.

The company assumes no obligation to update any information contained herein.